Exhibit 3

For Immediate Release	7 January 2020

WPP PLC (“WPP”)

Notification of 2019 Preliminary Results

WPP will announce its Preliminary Statement for the year ended 31 December 2019 on Thursday, 27 February 2020.

Contact:

Chris Wade, WPP

+44 (0) 20 7282 4600

END